As filed with the Securities and Exchange Commission on March 6, 2014

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Morgan Stanley Asia-Pacific Fund, Inc.

(Name of Subject Company [Issuer])

Morgan Stanley Asia-Pacific Fund, Inc.

(Name of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

61744U106

(CUSIP Number of Class of Securities)

522 Fifth Avenue
New York, New York 10036

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (212) 296-6969

Joseph C. Benedetti, Esq.
522 Fifth Avenue
New York, New York 10036

(Name and Address of Agent for Service)

Copy to:

Carl Frischling, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036	Stuart M. Strauss, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing
Statement)

Calculation of Filing Fee

Transaction Valuation	Amount Of Filing Fee
$62,552,525(a)	$8,057(b)

(a)

Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated by multiplying 3,502,381 shares of common stock of the Fund (20% of the total number of shares outstanding on March 3, 2014) by $17.86 (98.5% of the net asset value per share of $18.13 as of the close of regular trading on the New York Stock Exchange on March 3, 2014).

(b)	Calculated at $128.80 per $1,000,000 of the Transaction Value.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Morgan Stanley Asia-Pacific Fund, Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 20% of its outstanding shares, or 3,502,381 of the Fund’s issued and outstanding Shares of common stock, par value $0.01 per Share (“Common Stock”), upon the terms and subject to the conditions contained in the Issuer Tender Offer Statement dated March 6, 2014 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and are filed as exhibits to this Schedule TO.

The information in the Issuer Tender Offer Statement and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 required to be disclosed in this Schedule TO.

Item 12.  Exhibits.

(a)(1)(i)	Issuer Tender Offer Statement, dated March 6, 2014.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Form of Letter to Stockholders.
(a)(2)	None.
(a)(5)	Text of press release dated and issued on March 6, 2014.
(b)	None.
(d)	None.
(g)	None.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MORGAN STANLEY ASIA-PACIFIC FUND, INC.

/s/ Joanne Antico
Name: Joanne Antico
Title: Assistant Secretary

Dated: March 6, 2014

3

Exhibit 99.(a)(1)(i)

OFFER FOR CASH

BY

MORGAN STANLEY ASIA-PACIFIC FUND, INC.

UP TO 20% OF ITS ISSUED AND OUTSTANDING SHARES OF COMMON STOCK

THE OFFER AND WITHDRAWAL RIGHT WILL EXPIRE AT 11:59 P.M., NEW YORK TIME, ON APRIL 2, 2014, UNLESS THE OFFER IS EXTENDED

This Issuer Tender Offer Statement and the accompanying Letter of Transmittal (which together constitute the "Offer") are not conditioned on any minimum number of outstanding shares of common stock, par value $0.01 per share (the "Shares") being tendered, but are subject to other conditions as outlined herein and in the Letter of Transmittal.

No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein and in the Letter of Transmittal, and if given or made, such information or representations may not be relied upon as having been authorized by Morgan Stanley Asia-Pacific Fund, Inc.

IMPORTANT

Any stockholder ("Stockholder") desiring to tender any portion of his or her Shares of common stock of the Fund ("Common Stock") should either (1) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal or such facsimile with his or her certificates for the tendered Shares if such Stockholder has been issued physical certificates, signature guarantees for all Stockholders tendering uncertificated Shares, and any other required documents to the Depositary, or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares so registered.

Questions, requests for assistance and requests for additional copies of this Issuer Tender Offer Statement and the Letter of Transmittal may be directed to the Information Agent in the manner set forth on the last page of this Issuer Tender Offer Statement.

March 6, 2014

ii

SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning this Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully the entire Issuer Tender Offer Statement and the related Letter of Transmittal.

• What is the Offer?

Morgan Stanley Asia-Pacific Fund, Inc. (the "Fund") is offering to purchase up to 20% of its outstanding Shares, or 3,502,381 of its outstanding Shares of Common Stock, for cash at a price per Share equal to 98.5% of the net asset value per Share ("NAV") as of the close of regular trading on the New York Stock Exchange ("NYSE") on April 3, 2014 (or, if the Offer is extended, on the following business day after the date to which the Offer is extended) (the "Pricing Date") upon specified terms and subject to conditions as set forth in the Offer documents.

• When will the Offer expire, and may the Offer be extended?

The Offer will expire at 11:59 p.m., New York time, on April 2, 2014, unless extended (the "Termination Date"). The Fund may extend the period of time the Offer will be open by issuing a press release or making some other public announcement by no later than 9:00 a.m., New York time, on the next business day after the Offer otherwise would have expired. See Section 1 of the Issuer Tender Offer Statement.

• What is the NAV as of a recent date?

As of February 28, 2014, the NAV was $18.26. See Section 7 of the Issuer Tender Offer Statement for details. During the pendency of the Offer, current NAV quotations can be obtained from Georgeson by calling toll free at 888-654-1722 or by calling the Fund's toll free number at 800-231-2608 between 9:00 a.m. and 5:00 p.m. New York time, Monday through Friday (except holidays).

• Will the NAV be higher or lower on the date that the price to be paid for tendered Shares is to be determined?

No one can accurately predict the NAV at a future date.

• How do I tender my Shares?

If your Shares are registered in your name, you should obtain the Offer materials, including the Issuer Tender Offer Statement and the related Letter of Transmittal, read them, and if you should decide to tender, complete a Letter of Transmittal and submit any other documents required by the Letter of Transmittal. In addition, either the certificate for Shares must be transmitted to and received by the Depositary at one of its addresses set forth on the last page of this Offer, or the tendering Stockholder must comply with the Book-Entry Delivery Procedure. These materials must be received by Computershare, the Depositary, in proper form before 11:59 p.m., New York time, on April 2, 2014 (unless the Offer is extended by the Fund in which case the new deadline will be as stated in the public announcement of the extension). If your Shares are held by a broker, dealer, commercial bank, trust company or other nominee (e.g., in "street name"), you should contact that firm to obtain the package of information necessary to make your decision; if you should decide to tender, you can only tender your Shares by directing that firm to complete, compile and deliver the necessary documents for submission to the Depositary by April 2, 2014 (or if the Offer is extended, the Termination Date as extended). See Section 3 of the Issuer Tender Offer Statement.

• Is there any cost to me to tender?

No fees or commission will be payable to the Fund in connection with the Offer. However, brokers, dealers or other persons may charge Stockholders a fee for soliciting tenders for Shares pursuant to this Offer. Stockholders may be obligated to pay transfer taxes on the purchase of Shares by the Fund and other transaction costs. See the Letter of Transmittal.

• May I withdraw my Shares after I have tendered them and, if so, by when?

Yes, you may withdraw your Shares at any time prior to 11:59 p.m., New York time, on April 2, 2014 (or if the Offer is extended, at any time prior to the expiration time on the new Termination Date).

Withdrawn Shares may be re-tendered by following the tender procedures before the Offer expires (including any extension period). See Section 4 of the Issuer Tender Offer Statement.

• How do I withdraw tendered Shares?

A notice of withdrawal of tendered Shares must be timely received by Computershare (as described in the previous paragraph), which specifies the name of the Stockholder who tendered the Shares, the number of Shares being withdrawn (which must be all of the Shares tendered) and, as regards Share certificates which represent tendered Shares that have been delivered or otherwise identified to Computershare, the name of the registered owner of such Shares if different than the person who tendered the Shares. See Section 4 of the Issuer Tender Offer Statement.

• May I place any conditions on my tender of Shares?

No.

• Is there a maximum number of Shares that I may tender?

No. See Section 1 of the Issuer Tender Offer Statement.

• What if more than 3,502,381 Shares are tendered (and not timely withdrawn)?

The Fund will purchase duly tendered Shares from tendering Stockholders pursuant to the terms and conditions of the Offer on a pro rata basis (disregarding fractions) in accordance with the number of Shares tendered by each Stockholder (and not timely withdrawn), unless the Fund determines not to purchase any Shares as described in Section 13 of the Issuer Tender Offer Statement. This tender offer will not have any special pro ration provision for odd-lot tenders, which means that all odd-lot tenders (including Stockholders who own fewer than 100 Shares) are subject to pro ration. The Fund's present intention, if the Offer is oversubscribed, is not to purchase more than 3,502,381 Shares. See Section 1 of the Issuer Tender Offer Statement.

• If I decide not to tender, how will the Offer affect the Fund Shares I hold?

Your percentage ownership interest in the Fund will increase after completion of the Offer.

• Does the Fund have the financial resources to make payment?

Yes. Although permitted to do so, the Fund does not expect to borrow money to finance the purchase of any tendered Shares. See Section 5 of the Issuer Tender Offer Statement.

• If Shares I tender are accepted by the Fund, when will payment be made?

It is contemplated, subject to change, that payment for tendered Shares, if accepted, will be made on or about April 10, 2014.

• Is my sale of Shares in the Offer a taxable transaction?

For most Stockholders, yes. All U.S. Stockholders other than those who are tax exempt who sell Shares in the Offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the cash they receive for the Shares sold and their adjusted basis in the Shares. The sale date for tax purposes will be the date the Fund accepts Shares for purchase. See Section 8 of the Issuer Tender Offer Statement for details, including the nature of the income or loss and the differing rules for U.S. and non-U.S. Stockholders. Please consult your tax adviser as well.

• Is the Fund required to complete the Offer and purchase all Shares tendered up to the number of Shares tendered for?

Under most circumstances, yes. There are certain circumstances, however, in which the Fund will not be required to purchase any Shares tendered as described in Section 13 of the Issuer Tender Offer Statement.

• Is there any reason Shares tendered would not be accepted?

In addition to those circumstances described in Section 13 of the Issuer Tender Offer Statement in which the Fund is not required to accept tendered Shares, the Fund has reserved the right to reject any and all tenders determined by it not to be in appropriate form. Tenders will be rejected if the tender does not include the original signature(s) or the original of any required signature guarantee(s).

• How will tendered Shares be accepted for payment?

Properly tendered Shares, up to the number tendered for, will be accepted for payment by a determination of the Fund followed by notice of acceptance to Computershare, which is thereafter to make payment as directed by the Fund with funds to be deposited with it by the Fund. See Section 2 of the Issuer Tender Offer Statement.

• What action need I take if I decide not to tender my Shares?

None.

• Does management encourage Stockholders to participate in the Offer, and will they participate in the Offer?

No. The Fund, its Board of Directors, the Fund's investment adviser, Morgan Stanley Investment Management Inc., and the Fund's investment sub-advisers, Morgan Stanley Investment Management Company and Morgan Stanley Investment Management Limited, are not making any recommendation to tender or not to tender Shares in the Offer. "Affiliated persons" of the Fund, as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), including directors and officers of the Fund, may be prohibited by the 1940 Act from participating in the Offer. None of the members of the Fund's Board of Directors, the executive officers of the Fund, the Fund's investment adviser or the Fund's investment sub-advisers intends to participate in the Offer.

• How do I obtain additional information?

Questions and requests for assistance should be directed to Georgeson, the Information Agent for the Offer, toll free at 888-654-1722. Requests for additional copies of the Issuer Tender Offer Statement, the Letter of Transmittal and all other Offer documents should also be directed to the Information Agent for the Offer, toll free at 888-654-1722. If you do not own Shares directly, you should obtain this information and the documents from your broker, dealer, commercial bank, trust company or other nominee, as appropriate.

INTRODUCTION

To the Stockholders of Common Stock of Morgan Stanley Asia-Pacific Fund, Inc.

Morgan Stanley Asia-Pacific Fund, Inc., a Maryland corporation (the "Fund"), registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, diversified management investment company, hereby offers to purchase up to 20% of the Fund's outstanding Shares of Common Stock or 3,502,381 shares in the aggregate (the "Offer Amount"), of its Common Stock, par value $0.01 per Share (the "Shares"), at a price (the "Purchase Price") per Share, net to the seller in cash, equal to 98.5% of the net asset value per Share ("NAV") in U.S. dollars as of the close of regular trading on the NYSE on April 3, 2014, or the next business day following such later date to which the Offer is extended (the "Pricing Date"), upon the terms and subject to the conditions set forth in this Issuer Tender Offer Statement and in the related Letter of Transmittal (which together constitute the "Offer"). The depositary for the Offer is Computershare (the "Depositary"). The Fund mailed materials for the Offer to record holders on or about March 6, 2014.

This Offer is being extended to all Stockholders of the Fund and is not conditioned on any minimum number of Shares being tendered, but is subject to other conditions as outlined herein and in the Letter of Transmittal.

No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein and in the Letter of Transmittal, and if given or made, such information or representations may not be relied upon as having been authorized by the Fund. "Affiliated persons" of the Fund, as defined in the 1940 Act, including directors and officers of the Fund, may be prohibited by the 1940 Act from participating in the Offer. None of the members of the Fund's Board of Directors, the executive officers of the Fund, the Fund's investment adviser, Morgan Stanley Investment Management Inc. (the "Adviser"), or the Fund's investment sub-advisers intends to participate in the Offer.

As of February 28, 2014, there were 17,511,909 Shares issued and outstanding, and the NAV was $18.26. The Fund does not expect that the number of Shares issued and outstanding will be materially different on the Termination Date. Stockholders may contact Georgeson, the Fund's Information Agent, toll free at 888-654-1722 or contact the Fund directly at 800-231-2608 to obtain current NAV quotations for the Shares.

Any Shares acquired by the Fund pursuant to the Offer will be cancelled and retired. Tendering Stockholders may be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Fund. Stockholders may also be subject to other transaction costs, as described in Section 1.

1.  Terms of the Offer; Termination Date.

Upon the terms and subject to the conditions set forth in the Offer, the Fund will accept for payment, and pay for, up to 20% of the Fund's outstanding Shares validly tendered on or prior to 11:59 p.m., New York time, on April 2, 2014, or such later date to which the Offer is extended (the "Termination Date"), and not withdrawn as permitted by Section 4.

If the number of Shares properly tendered and not withdrawn prior to the Termination Date is less than or equal to the Offer Amount, the Fund will, upon the terms and conditions of the Offer, purchase all Shares so tendered. If more than 3,502,381 Shares are duly tendered pursuant to the Offer (and not withdrawn as provided in Section 4), unless the Fund determines not to purchase any Shares, the Fund will purchase Shares from tendering Stockholders, in accordance with the terms and conditions specified in the Offer, on a pro rata basis (disregarding fractions), in accordance with the number of Shares duly tendered by or on behalf of each Stockholder (and not so withdrawn). This tender offer will not have any special pro ration provision for odd-lot tenders, which means that all odd-lot tenders (including Stockholders who own fewer than 100 Shares) are subject to pro ration. If Shares duly tendered by or on behalf of a Stockholder include Shares held pursuant to the Fund's Dividend Reinvestment and Cash Purchase Plan, the proration will be applied first with respect to other Shares tendered and only thereafter, if and as necessary, with respect to Shares held pursuant to that plan. The Fund does not contemplate extending the Offer and increasing the number of Shares covered thereby by reason of more than 3,502,381 Shares having been tendered.

Stockholders should consider the relative costs of tendering Shares at a 1.5% discount to NAV pursuant to the Offer or selling Shares at the market price with the associated transaction costs.

The Fund expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any such extension will also be publicly announced by press release issued no later than 9:00 a.m., New York time, on the next business day after the previously scheduled Termination Date. If the Fund makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Fund will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering Stockholder to withdraw his or her Shares.

Subject to the terms and conditions of the Offer, the Fund will pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of the Offer. Any extension, delay, termination or amendment will be followed as promptly as practicable by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York time, on the next business day after the previously scheduled Termination Date.

2.  Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer, the Fund will accept for payment, and will pay for, Shares validly tendered on or before the Termination Date and not properly withdrawn in accordance with Section 4 as soon as practicable after the Termination Date. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (unless such Shares are held in uncertificated form), a properly completed and duly executed Letter of Transmittal (or facsimile thereof), and any other documents required by the Letter of Transmittal. The Fund expressly reserves the right, in its sole discretion, to delay the acceptance for payment of, or payment for, Shares, in order to comply, in whole or in part, with any applicable law.

For purposes of the Offer, the Fund will be deemed to have accepted for payment Shares validly tendered and not withdrawn as provided in Section 4, if and when the Fund gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate purchase price therefor with the Depositary, which will act as agent for the tendering Stockholders for the purpose of receiving payments from the Fund and transmitting such payments to the tendering Stockholders. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or are not paid because of an invalid tender, or if certificates are submitted for more Shares than are tendered (i) certificates for such unpurchased Shares will be returned, without expense to the tendering Stockholder, as soon as practicable following expiration or termination of the Offer, (ii) Shares delivered pursuant to the Book-Entry Delivery Procedure (as defined in Section 3 below) will be credited to the appropriate account maintained within the appropriate Book-Entry Transfer Facility, and (iii) uncertificated Shares held by the Fund's transfer agent pursuant to the Fund's Dividend Reinvestment and Cash Purchase Plan will be returned to the Dividend Reinvestment and Cash Purchase Plan account maintained by the transfer agent.

If the Fund is delayed in its acceptance for payment of, or in its payment for, Shares, or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Fund's rights under this Offer, the Depositary may, on behalf of the Fund, retain tendered Shares, and such Shares may not be withdrawn unless and except to the extent tendering Stockholders are entitled to withdrawal rights as described in Section 4.

The purchase price of the Shares will equal 98.5% of their NAV (a 1.5% discount) as of the close of regular trading on the NYSE on the Pricing Date. Tendering Stockholders may be obliged to pay brokerage commissions or fees. Under the circumstances set forth in Instruction 6 of the Letter of Transmittal, Stockholders may pay transfer taxes on the purchase of Shares by the Fund.

The Fund normally calculates the NAV of its Shares daily at the close of regular trading on the NYSE. On February 28, 2014, the NAV was $18.26. The Shares are listed on the NYSE. On February 28, 2014, the last sales price at the close of regular trading on the NYSE was $16.75 per Share. The NAV of the Fund's Shares will be available daily through the Termination Date, through the Fund's Information Agent toll free at 888-654-1722 or through the Fund's toll free number at 800-231-2608.

3.  Procedure for Tendering Shares.

Stockholders having Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such firm if they desire to tender their Shares. For a Stockholder to validly tender Shares pursuant to the Offer: (a)(i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be transmitted to and received by the Depositary at one of its addresses set forth on the last page of this Offer, and (ii) either the certificate for Shares must be transmitted to and received by the Depositary at one of its addresses set forth on the last page of this Offer, or the tendering Stockholder must comply with the Book-Entry Delivery Procedure set forth in this Section 3, or (b) Stockholders must comply with the Guaranteed Delivery Procedure set forth in this Section 3, in all cases prior to the Termination Date.

The Fund's transfer agent holds Shares in uncertificated form for certain Stockholders pursuant to the Fund's Dividend Reinvestment and Cash Purchase Plan. Stockholders may tender such uncertificated Shares by completing the appropriate section of the Letter of Transmittal or Notice of Guaranteed Delivery.

Signatures on Letters of Transmittal must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, or by a commercial bank or trust company having an office, branch or agency in the United States (each an "Eligible Institution") unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered, including those Stockholders who are participants in a Book-Entry Transfer Facility and whose name appears on a security position listing as the owner of the Shares, but excluding those registered Stockholders who have completed either the "Special Payment Instructions" box or the "Special Delivery Instructions" box on the Letter of Transmittal, or (ii) such Shares are tendered for the account of an Eligible Institution. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5 of the Letter of Transmittal for further information.

To prevent U.S. backup withholding tax on payments made for the purchase of Shares purchased pursuant to the Offer, a Stockholder who does not otherwise establish an exemption from such backup withholding must provide the Depositary with his or her correct taxpayer identification number and certify that he is not subject to backup withholding by completing the Form W-9 included with the Letter of Transmittal.

Foreign Stockholders who have not previously submitted a Form W-8BEN to the Fund must do so in order to avoid backup withholding. The Fund may withhold 30% of the proceeds otherwise payable to a foreign Stockholder. See Section 8, "Federal Income Tax Consequences of the Offer," below.

All questions as to the validity, form, eligibility (including time of receipt), payment and acceptance for payment of any tender of Shares will be determined by the Fund, in its sole discretion, which determination shall be final and binding. The Fund reserves the absolute right to reject any and all tenders of Shares it determines not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither the Fund, the Adviser, the Information Agent, the Depositary, nor any other person shall be under any duty to give notification of any defects or irregularities in tenders, nor shall any of the foregoing incur any liability for failure to give any such notification. The Fund's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and instructions thereto) will be final and binding.

Payment for Shares tendered and accepted for payment pursuant to the Offer will be made, in all cases, only after timely receipt of (i) certificates for such Shares by the Depositary or book-entry confirmation of delivery of such Shares to the account of the Depositary, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) for such Shares, and (iii) any other documents required by the Letter of

Transmittal. The tender of Shares pursuant to any of the procedures described in this Section 3 will constitute an agreement between the tendering Stockholder and the Fund upon the terms and subject to the conditions of the Offer.

The method of delivery of all required documents is at the election and risk of each tendering Stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

Book-Entry Delivery Procedure

The Depositary will establish accounts with respect to the Shares at the Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within a week after the date of this Offer. Any financial institution that is a participant in any of the Book-Entry Transfer Facility's systems may make delivery of tendered Shares by (i) causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedure for such transfer, and (ii) causing a confirmation of receipt of such delivery to be received by the Depositary (the "Book-Entry Delivery Procedure"). The Book-Entry Transfer Facility may charge the account of such financial institution for tendering Shares on behalf of Stockholders. Notwithstanding that delivery of Shares may be properly effected in accordance with this Book-Entry Delivery Procedure, the Letter of Transmittal (or facsimile thereof), with signature guarantee, if required, and all other documents required by the Letter of Transmittal must be transmitted to and received by the Depositary at the appropriate address set forth on the last page of this Offer on or before the Termination Date, or the tendering Stockholder must comply with the Guaranteed Delivery Procedure set forth below. Delivery of documents to a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary for purposes of this Offer.

Guaranteed Delivery Procedure

If certificates for Shares are not immediately available or time will not permit the Letter of Transmittal and other required documents to reach the Depositary prior to the Termination Date, Shares may be properly tendered provided that (i) such tenders are made by or through an Eligible Institution, (ii) the Depositary receives, prior to the Termination Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Fund (delivered by hand, mail, telegram or facsimile), and (iii) the certificates for all tendered Shares, or confirmation of the delivery of Shares delivered into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedure for such transfer, together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal, are received by the Depositary within three business days after the Termination Date (the "Guaranteed Delivery Deadline").

4.  Rights of Withdrawal.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Termination Date (including any date to which the Offer is extended). After the Termination Date (including any date to which the Offer is extended), all tenders made pursuant to the Offer are irrevocable.

To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the last page of this Offer. Any notice of withdrawal must specify the name of the person who executed the particular Letter of Transmittal or Notice of Guaranteed Delivery, the number of Shares to be withdrawn, and the names in which the Shares to be withdrawn are registered. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If certificates have been delivered to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares withdrawn must also be furnished to the Depositary. If Shares have been delivered pursuant to the Book-Entry Delivery Procedure set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares (which must be the same name, number, and Book-Entry Transfer Facility from which the Shares were tendered), and must comply with the procedures of that Book-Entry Transfer Facility.

All questions as to the form and validity, including time of receipt, of any notice of withdrawal will be determined by the Fund, in its sole discretion, which determination shall be final and binding. Neither the Fund, the Fund's Adviser, the Information Agent, the Depositary, nor any other person shall be under any duty to give notification of any defects or irregularities in any notice of withdrawal, nor shall any of the foregoing incur any liability for failure to give such notification. Any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following the procedures described in Section 3 at any time prior to the Termination Date.

If the Fund is delayed in its acceptance for payment of Shares, or is unable to accept for payment Shares tendered pursuant to the Offer, for any reason, then, without prejudice to the Fund's rights under this Offer, the Depositary may, on behalf of the Fund, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering Stockholders are entitled to withdrawal rights as set forth in this Section 4.

5.  Source and Amount of Funds; Effect of the Offer.

The actual cost to the Fund cannot be determined at this time because the number of Shares to be purchased will depend on the number tendered, and the price will be based on the NAV on the Pricing Date. If the NAV on the Pricing Date were the same as the NAV on February 28, 2014, and if Stockholders tender 20% of the Fund's outstanding Shares pursuant to the Offer, the estimated payments by the Fund to the Stockholders would be approximately $63,007,834. See the Pro Forma Capitalization table below.

The monies to be used by the Fund to purchase Shares pursuant to the Offer will be obtained from cash and from sales of securities in the Fund's investment portfolio. Although permitted to do so, the Fund does not expect to borrow money to finance the purchase of any tendered Shares.

The Offer may have certain adverse consequences for tendering and non-tendering Stockholders.

Effect on NAV and Consideration Received by Tendering Stockholders. If the Fund is required to sell a substantial amount of portfolio securities to raise cash to finance the Offer, the market prices of the Fund's portfolio securities, and hence the Fund's NAV, may decline. If such a decline occurs, the Fund cannot predict what its magnitude might be or whether such a decline would be temporary or continue to or beyond the Termination Date. Because the price per Share to be paid in the Offer will be dependent upon the NAV as determined on the Pricing Date, if such a decline continued up to the Pricing Date, the consideration received by tendering Stockholders would be reduced. In addition, the sale of portfolio securities will cause increased brokerage and related transaction expenses, and the Fund may receive proceeds from the sale of portfolio securities less than their valuations by the Fund. Accordingly, because of the Offer, the Fund's NAV may decline more than it otherwise might, thereby reducing the amount of proceeds received by tendering Stockholders and the value per Share for non-tendering Stockholders.

Stockholders should note, however, that the Offer may result in accretion to the Fund's NAV, following the Offer, due to the fact that the Purchase Price represents a 1.5% discount to the Fund's NAV. The potential accretion to the Fund's NAV may offset in whole or in part any decline in the Fund's NAV as discussed above.

The Fund will likely sell portfolio securities during the pendency of the Offer to raise cash for the purchase of Shares. Thus, during the pendency of the Offer, and possibly for a short time thereafter, the Fund will hold a greater than normal percentage of its net assets in cash and cash equivalents. The Fund is required by law to pay for tendered Shares it accepts for payment promptly after the Pricing Date of this Offer. Because the Fund will not know the number of Shares tendered until the Termination Date and the price of the Shares tendered until the Pricing Date, the Fund will not know until the Pricing Date the amount of cash required to pay for such Shares. If on or prior to the Termination Date the Fund does not have, or believes it is unlikely to have, sufficient cash to pay for all Shares tendered, it may extend the Offer to allow additional time to sell portfolio securities and raise sufficient cash.

Recognition of Capital Gains. As noted, the Fund will likely be required to sell portfolio securities pursuant to the Offer. If the Fund's tax basis for the securities sold is less than the sale proceeds, the Fund will recognize capital gains. The Fund would expect to declare and distribute any such gains to Stockholders of record (reduced by net capital losses realized during the fiscal year, if any, and available capital loss carryforwards) during the next calendar year. This recognition and distribution of gains, if any, would have two negative consequences: first, Stockholders at the time of a declaration of distributions would be required to pay taxes on a greater amount of capital gain distributions than otherwise would be the case; and second, to raise cash to make the distributions, the Fund might need to sell additional portfolio securities, thereby possibly being forced to realize and recognize additional capital gains. It is impossible to predict what the amount of unrealized gains or losses would be in the Fund's portfolio at the time that the Fund is required to liquidate portfolio securities (and hence the amount of capital gains or losses that would be realized and recognized). As of December 31, 2013, there was net unrealized appreciation on a tax basis of $57,290,395 in the Fund's portfolio as a whole, and as of December 31, 2013, there was $8,349,030 of capital loss carryforwards that for tax purposes could offset any future gains realized.

In addition, some of the distributed gains may be realized on securities held for one year or less, which would generate income taxable to the Stockholders at ordinary income rates. This could adversely affect the Fund's after-tax performance.

Tax Consequences of Repurchases to Stockholders. The Fund's purchase of tendered Shares pursuant to the Offer will have tax consequences for tendering Stockholders and may have tax consequences for non-tendering Stockholders. See Section 8, "Federal Income Tax Consequences of the Offer," below.

Higher Expense Ratio and Less Investment Flexibility. If the Fund purchases a substantial number of Shares pursuant to the Offer, the net assets of the Fund would be reduced accordingly. The reduced net assets of the Fund as a result of the Offer could result in a higher expense ratio for the Fund, and possibly in less investment flexibility for the Fund, depending on the number of Shares repurchased.

Pro Forma Effects on Capitalization. The following table sets forth the net assets of the Fund as of February 28, 2014, adjusted to give effect to the Offer (excluding expenses and assuming the Fund repurchases 20% of its outstanding Shares):

PRO FORMA CAPITALIZATION (1)

	As of February 28, 2014	Adjustment for Purchase at $17.99 Per Share (2)	Pro Forma as Adjusted
Total net assets	$319,695,107	$63,007,834	$256,687,273
Shares outstanding	17,511,909	3,502,381	14,009,528
NAV (3)	$18.26		$18.32

(1)  This table assumes purchase by the Fund of 3,502,381 Shares, equal to 20% of the Fund's outstanding Shares.

(2)  This amount represents 98.5% of the Fund's NAV as determined on February 28, 2014. Shares tendered pursuant to the Offer will be purchased at a 1.5% discount to NAV on the Pricing Date, which may be more or less than $17.99 per Share, and the pro forma NAV per Share also may be more or less.

(3)  The NAV per Share of the Fund is normally determined daily on each day that the NYSE is open, as of the close of regular trading on the NYSE, and is determined by dividing the total net assets of the Fund by the number of Shares outstanding.

6.  Purpose of the Offer.

The Board of Directors has consistently recognized that it would be in the best interests of Stockholders to attempt to reduce or eliminate any discount at which the Fund's Shares may trade to its NAV. After considering and balancing many factors, the Board has authorized a tender offer under Rule 13e-4 of the Exchange Act. The tender offer will be for up to 20% of the Fund's outstanding Shares of Common Stock for cash at a price equal to 98.5% of its NAV.

Any Shares acquired by the Fund pursuant to the Offer will be cancelled and retired.

Neither the Fund, nor its Board of Directors, nor the Adviser, nor the sub-advisers makes any recommendation to any Stockholder as to whether to tender or refrain from tendering any of such Stockholder's Shares, and none of such persons has authorized any person to make any such recommendation. Stockholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisers and make their own decisions whether to tender Shares.

Except to the extent described herein, the Fund has no present plans or proposals, and is not engaged in any negotiations, that relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Fund; any purchase, sale or transfer of a material amount of assets of the Fund (other than in its ordinary course of business); any material changes in the Fund's present capitalization (except as resulting from the Offer or otherwise set forth herein); or any other material changes in the Fund's structure or business.

7.  NAV and Market Price Range of Shares.

The Shares are traded on the NYSE. During each fiscal quarter of the Fund during the past two fiscal years, the NAV (as of the last business day of such fiscal quarter), and the High, Low and Close Market Price per Share (as of the last business day of such fiscal quarter) were as follows:

	Market Price
Fiscal Quarter Ended	High	Low	Close	NAV
December 31, 2011	$16.15	$12.87	$13.10	$14.87
March 31, 2012	$15.14	$13.29	$14.86	$16.56
June 30, 2012	$15.25	$12.46	$13.69	$15.42
September 30, 2012	$14.16	$12.96	$13.97	$15.71
December 31, 2012	$14.98	$13.75	$14.98	$17.19
March 31, 2013	$16.26	$15.23	$16.15	$18.09
June 28, 2013	$17.83	$14.96	$15.68	$17.94
September 30, 2013	$17.05	$15.59	$16.74	$18.69
December 31, 2013	$17.20	$16.15	$16.56	$18.76

It is not anticipated that any cash dividend will be declared by the Board of Directors with a record date occurring before the expiration of the Offer. The amount and frequency of dividends in the future will depend on circumstances existing at that time.

8.  Federal Income Tax Consequences of the Offer.

The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Stockholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a "sale or exchange," or under certain circumstances, as a "dividend." Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the "Code"), a sale of Shares pursuant to the Offer generally will be treated as a "sale or exchange" if the receipt of cash by the Stockholder: (a) results in a "complete termination" of the Stockholder's interest in the Fund, (b) is "substantially disproportionate" with respect to the Stockholder, or (c) is "not essentially equivalent to a dividend" with respect to the Stockholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Stockholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for "sale or exchange" treatment is met, a Stockholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Stockholder's adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less, or (ii) 15% or 20% (depending on whether the taxpayer's income exceeds certain threshold amounts) for capital assets held for more than one year.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Stockholder who sells Shares pursuant to the Offer will be taxable to the Stockholder as a "dividend" to the extent of such Stockholder's allocable share of the Fund's current or accumulated earnings and profits. To the extent that amounts received exceed such Stockholder's allocable share of the Fund's current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Stockholder's adjusted basis in its Shares), and any amounts in excess of the Stockholder's adjusted basis will constitute taxable gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Stockholder. In addition, if a tender of Shares is treated as a "dividend" to a tendering Stockholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Stockholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender. The Fund believes that the nature of the repurchase will be such that the sale of Shares pursuant to the Offer will normally satisfy the test for a sale that is "not essentially equivalent to a dividend" and therefore will qualify for "sale or exchange" treatment (as opposed to "dividend" treatment).

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from a Fund and net gains from redemptions or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person's "modified adjusted gross income" (in the case of an individual) or "adjusted gross income" (in the case of an estate or trust) exceed certain threshold amounts. Stockholders should consult their tax advisors regarding the applicability of the Medicare tax to their sale of Shares pursuant to the Offer.

Foreign Stockholders. Any payments to a tendering Stockholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a "Foreign Stockholder") that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Stockholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Stockholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Stockholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S., or (iii) that have a special status for U.S. federal tax purposes, such as "controlled foreign corporations," "foreign personal holding companies," corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser. The Fund may withhold 30% of the proceeds otherwise payable to a Foreign Stockholder. A Foreign Stockholder may be eligible to obtain a refund from the Internal Revenue Service of all or a portion of any tax withheld if such Foreign Stockholder satisfies certain requirements or is otherwise able to establish that no tax or a reduced amount of tax is due. Foreign Stockholders are urged to consult their own tax advisers regarding the application of federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 28% ("backup withholding") from any payment to a tendering Stockholder that is an individual (or certain other non-corporate persons) if the Stockholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. A foreign Stockholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed Form W-8BEN, signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Stockholder's U.S. federal income tax liability.

9.  Selected Financial Information.

Set forth below is a summary of selected financial information for the Fund as of and for the fiscal years ended December 31, 2012 and December 31, 2013. The information with respect to the two fiscal years has been excerpted from the Fund's audited financial statements contained in its Annual Reports to Stockholders for these years. These reports have previously been provided to Stockholders of the Fund. Copies of the two audited statements can be obtained for free, both at the website of the Securities and Exchange Commission (the "Commission") (http://www.sec.gov) and from the Fund by calling 800-231-2608. The summary of selected financial information set forth below is qualified in its entirety by reference to such statements and the financial information, the notes thereto and related matter contained therein.

SUMMARY OF SELECTED FINANCIAL INFORMATION
For the Periods Indicated Below

	Year Ended December 31, 2013 (in thousands)	Year Ended December 31, 2012 (in thousands)
	(Audited)	(Audited)
STATEMENTS OF OPERATIONS
Investment Income	$6,953	$6,495
Expenses	(4,242)	(3,899)
Net Investment Income (Loss)	2,711	2,596
Net Realized Gain (Loss) on Investments and Foreign Currency Transactions	7,825	(3,259)
Net Change in Unrealized Appreciation (Depreciation)	21,053	46,435
Net Increase (Decrease) in Net Assets from Operations	$31,589	$45,772
STATEMENTS OF ASSETS AND LIABILITIES (AT END OF PERIOD)
Total Assets	$333,186	$324,799
Total Liabilities	(4,456)	(5,026)
Net Assets	$328,730	$319,773
NAV	$18.76	$17.19
Shares Outstanding	17,519,573	18,598,090

	Year Ended December 31, 2013	Year Ended December 31, 2012
	(Audited)	(Audited)
SELECTED DATA FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD
NAV, Beginning of Period	$17.19	$14.87
Income from Investment Operations
Net Investment Income (Loss)	$0.15	$0.13
Net Realized and Unrealized Gain (Loss) on Investments	1.60	2.26
Net Increase (Decrease) in NAV from Operations	1.75	2.39
Dividends and Distributions
Dividends from Net Investment Income	(0.22)	(0.10)
Distributions from Net Realized Gain	—	—
Total Dividends and Distributions	(0.22)	(0.10)
Anti-Dilutive Effect of Share Repurchases	0.02	—
Anti-Dilutive Effect of Tender Offer	0.02	0.03
NAV, End of Period	$18.76	$17.19
Market Value, End of Period	$16.56	$14.98
RATIOS
Expenses to Average Net Assets(1)	1.28%	1.24%
Net Investment Income to Average Net Assets(1)	0.82%	0.83%
TOTAL INVESTMENT RETURN Total Investment Return Based on:
Market Value	12.02%	15.10%
NAV(2)	10.59%	16.36%

(1)  The Ratios of Expenses and Net Investment Income reflect the rebate of certain Fund expenses in connection with the investments in Morgan Stanley affiliates during the period.

(2)  Total investment return based on NAV reflects the effects of changes in NAV on the performance of the Fund during each period, and assumes dividends and distributions, if any, were reinvested. This percentage is not an indication of the performance of a Stockholder's investment in the Fund based on market value due to differences between the market price of the stock and the NAV of the Fund.

10.  Certain Information Concerning the Fund, the Fund's Adviser and the Fund's Investment Sub-Advisers.

The Fund is a closed-end, diversified management investment company organized as a Maryland corporation. The Shares were first issued to the public on August 1, 1994. As a closed-end investment company, the Fund differs from an open-end investment company (i.e., a mutual fund) in that it does not redeem its Shares at the election of a Stockholder and does not continuously offer its Shares for sale to the public. The Fund's investment objective is long-term capital appreciation which it seeks to achieve by investing primarily in equity securities of Asian-Pacific issuers and by investing, from time to time, in debt securities issued or guaranteed by Asian-Pacific governments or government entities. The principal executive offices and business address of the Fund are located at 522 Fifth Avenue, New York, New York 10036. The Fund's business telephone number is 800-231-2608.

Morgan Stanley Investment Management Inc. serves as the investment adviser to the Fund. The Adviser is a corporation organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser has served as investment adviser since the Fund's inception. The principal business address of the Adviser is 522 Fifth Avenue, New York, New York 10036.

Morgan Stanley Investment Management Company and Morgan Stanley Investment Management Limited serve as investment sub-advisers to the Fund. Each investment sub-adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended. The principal business address of Morgan Stanley Investment Management Company is 23 Church Street, 16-01 Capital Square, Singapore 049481. The principal business address of Morgan Stanley Investment Management Limited is 25 Cabot Square, Canary Wharf, London, E14 4QA, England.

The Fund is subject to the information and reporting requirements of the 1940 Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. The Fund has also filed an Issuer Tender Offer Statement on Schedule TO with the Commission. Such reports and other information should be available for inspection at the public reference room at the Commission's office at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. The Fund's filings are also available to the public, free of charge, on the Commission's internet site (http://www.sec.gov). Copies may be obtained, by mail, upon payment of the Commission's customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549.

11.  Interest of Directors and Officers; Transactions and Arrangements Concerning the Shares.

The directors and executive officers of the Fund and the aggregate number and percentage of the Shares each of them beneficially owned as of December 31, 2013 is set forth in the table below. The address of each of them is in care of the Fund at 522 Fifth Avenue, New York, New York 10036.

Name and Position	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Michael E. Nugent, Chairman of the Board and Director	0	0.00%
Frank L. Bowman, Director	0	0.00%
Michael Bozic, Director	0	0.00%
Kathleen A. Dennis, Director	0	0.00%
James F. Higgins, Director	0	0.00%
Dr. Manuel H. Johnson, Director	0	0.00%
Joseph J. Kearns, Director	0	0.00%
Michael F. Klein, Director	0	0.00%
W. Allen Reed, Director	2,775	0.02%
Fergus Reid, Director	0	0.00%
John H. Gernon, President and Principal Executive Officer	0	0.00%
Stefanie V. Chang Yu, Chief Compliance Officer	0	0.00%
Joseph C. Benedetti, Vice President	0	0.00%
Francis J. Smith, Treasurer and Principal Financial Officer	0	0.00%
Mary E. Mullin, Secretary	0	0.00%

Except as described below, neither the Fund nor, to the best of the Fund's knowledge, any of the Fund's directors or executive officers, or associates of any of the foregoing, has effected any transaction in Fund Shares, except for dividend reinvestment, during the past 60 days.

Pursuant to the Fund's Share Repurchase Program, the Fund repurchased its shares during the past 60 days as set forth below:

Trade Date	Amount of Shares Repurchased	Price per Share*	Total Transaction Amount*
1/16/14	1,200	$16.43	$19,718
1/17/14	1,200	$16.51	$19,809
1/21/14	1,316	$16.42	$21,608
1/22/14	1,316	$16.40	$21,586
1/23/14	1,316	$16.41	$21,600
1/24/14	1,316	$16.20	$21,322

*  Prices per Share and Total Transaction Amounts reflect inclusion of applicable brokerage commissions.

Except as set forth in this Offer to Repurchase, neither the Fund, nor, to the best of the Fund's knowledge, any of the Fund's officers or directors, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer to Repurchase with respect to any securities of the Fund, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations. The Fund has been advised that no director or officer of the Fund intends to tender Fund Shares pursuant to the Offer to Repurchase. The Offer to Repurchase does not, however, restrict the purchase of Fund Shares pursuant to the Offer to Repurchase from any such person.

12.  Certain Legal Matters; Regulatory Approvals.

The Fund is not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Fund as contemplated herein. Should any such approval or other action be required, the Fund presently contemplates that such approval or other action will be sought. The Fund is unable to predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Fund's business. The Fund's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions described in Section 13.

13.  Certain Conditions of the Offer.

Notwithstanding any other provision of the Offer, the Fund shall not be required to accept for payment or pay for any Shares, may postpone the acceptance for payment of, or payment for, tendered Shares, and may, in its reasonable discretion, terminate or amend the Offer as to any Shares not then paid for if (1) such transactions, if consummated, would (a) result in delisting of the Fund's Common Stock from the NYSE or (b) impair the Fund's status as a regulated investment company under the Code (which would make the Fund subject to U.S. federal income taxes on all of its income and gains in addition to the taxation of Stockholders who receive distributions from the Fund); (2) the amount of Shares of Common Stock tendered would require liquidation of such a substantial portion of the Fund's securities that the Fund would not be able to liquidate portfolio securities in an orderly manner in light of the existing market conditions, and such liquidation would have an adverse effect on the NAV of the Fund to the detriment of non-tendering Stockholders; (3) there is any (a) in the Board of Directors' judgment, material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Fund, (b) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), or the NASDAQ Global Market System, (c) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State, (d) limitation affecting the Fund or the issuers of its portfolio securities imposed by federal or state authorities on the extension of credit by lending institutions, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any foreign country in which the Fund invests or which is material to the Fund, or (f) in the Board of Directors' judgment, other event or condition which would have a material adverse effect on the Fund or its Stockholders if tendered Shares were purchased; or (4) determination by the Board of Directors that effecting any such transaction would constitute a breach of their fiduciary duty owed to the Fund or its Stockholders.

The foregoing conditions are for the sole benefit of the Fund and may be asserted by the Fund regardless of the circumstances (including any action or inaction by the Fund) giving rise to any such conditions or may be waived by the Fund in whole or in part at any time and from time to time in its sole discretion. The failure by the Fund at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Fund concerning the events described in this Section shall be final and binding on all parties.

A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

If the Offer is suspended or postponed, the Fund will provide notice to Stockholders of such suspension or postponement.

14.  Fees and Expenses.

The Fund will not pay to any broker or dealer, commercial bank, trust company or other person any solicitation fee for any Shares purchased pursuant to the Offer. The Fund will reimburse such persons for customary handling and mailing expenses incurred in forwarding the Offer. No such broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Fund or the Depositary for purposes of the Offer.

The Fund has retained Computershare to act as Depositary and Georgeson to act as Information Agent. The Depositary and the Information Agent will each receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses, and the Information Agent will be indemnified against certain liabilities by the Fund.

15.  Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Fund may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction.

The Fund is not aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. Consequently, the Offer is currently being made to all holders of Shares. However, the Fund reserves the right to exclude Stockholders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. So long as the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer, the Fund believes that the exclusion of Stockholders residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

16.  Contacting the Depositary and the Information Agent.

The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each Stockholder of the Fund or his or her broker-dealer, commercial bank, trust company or other nominee to the Depositary as set forth below. Facsimile copies of the Letter of Transmittal will be accepted.

(This page has been left blank intentionally.)

The Depositary for the Offer is:

By First Class Mail:
Computershare
c/o Voluntary Corporate Actions
P.O. Box 43011
Providence, RI 02940-3011

By Overnight Courier:
Computershare

c/o Voluntary Corporate Actions
250 Royall Street Suite V
Canton, MA 02021

By Facsimile Transmission:

For Eligible Institutions only

617-360-6810

Confirm by Telephone: 781-575-2332

Any questions or requests for assistance or additional copies of the Offer, the Letter of Transmittal, the Notice of Guaranteed Delivery, and other documents may be directed to the Information Agent at its telephone number and location listed below. Stockholders may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Blvd. – 26th Floor
Jersey City, NJ 07310

All Holders Call Toll Free: (888) 654-1722

MORGAN STANLEY ASIA-PACIFIC FUND, INC.

March 6, 2014

Exhibit 99.(a)(1)(ii)

LETTER OF TRANSMITTAL

To Accompany Shares of Common Stock of

Morgan Stanley Asia-Pacific Fund, Inc.

Tendered Pursuant to the Offer
Dated March 6, 2014

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M.,
NEW YORK TIME, ON APRIL 2, 2014, UNLESS THE OFFER IS EXTENDED.

The Depositary for the Offer is:

By First Class Mail:

Computershare
c/o Voluntary Corporate Actions
P.O. Box 43011
Providence, RI 02940-3011

By Overnight Courier:

Computershare
c/o Voluntary Corporate Actions
250 Royall Street Suite V
Canton, MA 02021

By Facsimile Transmission:

For Eligible Institutions only

617-360-6810

Confirm by Telephone: 781-575-2332

DESCRIPTION OF SHARES TENDERED

Name(s) and Address(es) of Registered Holder(s): (Please fill in, if blank)	Share(s) Tendered (Attached additional signed schedule if necessary)
	Certificate Number(s)*	Total Number of Shares Represented by Certificates	Number of Shares Tendered**
Total Shares Tendered (Including uncertificated Shares held directly by the Fund's Transfer Agent as Book/Direct Registration Shares and Dividend Reinvestment and Cash Purchase Plan)
Total Shares Owned

  *  Need not be completed by Stockholders who tender Shares by book-entry transfer.

  **  Unless otherwise indicated, it will be assumed that all Shares evidenced by any certificates delivered to the Depositary are being tendered. See Instruction 4.

THE UNDERSIGNED TENDERS ALL UNCERTIFICATED SHARES THAT MAY BE HELD IN THE NAME OF THE REGISTERED HOLDER(S) BY THE FUND'S TRANSFER AGENT PURSUANT TO THE FUND'S DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN.

☐    YES        ☐    NO

Note: If you do not check either of the boxes above, uncertificated Shares, if any, held in the name of the registered holder(s) by the Fund's transfer agent pursuant to the Fund's Dividend Reinvestment and Cash Purchase Plan will not be tendered.

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DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN THAT SHOWN ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN THAT LISTED ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. THE INSTRUCTIONS ACCOMPANYING THIS LETTER SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL, THE CERTIFICATES FOR SHARES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND EXCEPT AS OTHERWISE PROVIDED IN INSTRUCTION 2, THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. THE STOCKHOLDER HAS THE RESPONSIBILITY TO CAUSE THE LETTER OF TRANSMITTAL, CERTIFICATES AND ANY OTHER DOCUMENTS TO BE TIMELY DELIVERED.

This Letter of Transmittal is to be used (a) if certificates for Shares (as defined below) are to be forwarded herewith, or (b) if uncertificated Shares held by the Fund's transfer agent pursuant to the Fund's dividend reinvestment and cash purchase plan are to be tendered, or (c) if tenders are to be made by book-entry transfer to any of the accounts maintained by the Depositary at the Depository Trust Company ("DTC" or the "Book-Entry Transfer Facility") pursuant to the procedure set forth in Section 3, "Procedure for Tendering Shares," of the Fund's Issuer Tender Offer Statement. Stockholders whose certificates are not immediately available or who cannot deliver certificates for Shares (other than uncertificated Shares held by the Fund's transfer agent pursuant to the Fund's dividend reinvestment and cash purchase plan) or deliver confirmation of the book-entry transfer of their Shares into the Depositary's account at the Book-Entry Transfer Facility and all other documents required hereby to the Depositary prior to 11:59 p.m., New York time, on the Termination Date may nevertheless tender their Shares according to the guaranteed delivery procedures set forth in Section 3, "Procedure for Tendering Shares," of the Fund's Issuer Tender Offer Statement. See Instruction 2 below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

☐   CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE DEPOSITARY WITH THE BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING:

Name of Tendering Institution: _______________________________________________________________________________

Account Number: ________________________________       Transaction Code Number: _______________________________

If the tendered Shares are being tendered by a Nominee Holder on behalf of its customers, please state the number of customer accounts for whose benefit the tender is made: ________________________________________

☐   CHECK HERE IF CERTIFICATES FOR TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

Name(s) of Registered Owner(s): _____________________________________________________________________________

Date of Execution of Notice of Guaranteed Delivery: _____________________________________________________________

Name of Institution which Guaranteed Delivery: _________________________________________________________________

Account Number (if delivered by book-entry transfer): ___________________________________________________________

NOTE: SIGNATURES MUST BE PROVIDED BELOW.

PLEASE READ THE ACCOMPANYING DOCUMENTS AND INSTRUCTIONS CAREFULLY.

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2

Ladies and Gentlemen:

The undersigned hereby tenders to Morgan Stanley Asia-Pacific Fund, Inc., a Maryland corporation (the "Fund"), the shares of the Fund's Common Stock, $0.01 par value per share (the "Shares") described below, at a price per Share, net to the seller in cash, at a price (the "Purchase Price") equal to 98.5% of the net asset value per Share ("NAV") in U.S. dollars as of the close of regular trading on the New York Stock Exchange on April 3, 2014, or the next business day following such later date to which the Offer is extended, upon the terms and subject to the conditions set forth in the Fund's Issuer Tender Offer Statement, dated March 6, 2014, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together with the Fund's Issuer Tender Offer Statement constitute the "Offer"). The "Termination Date" of the Offer is 11:59 p.m., New York time, on April 2, 2014. If the Fund, in its sole discretion, shall have extended the period for which the Offer is open, the "Termination Date" shall mean the latest time and date on which the Offer, as so extended by the Fund, shall expire.

Subject to, and effective upon, acceptance of payment for the Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Fund all right, title and interest in and to all the Shares that are being tendered hereby and that are being accepted for purchase pursuant to the Offer (and any and all dividends, distributions, other Shares or other securities or rights issued or issuable in respect of such Shares on or after the Termination Date) and irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares (and any such dividends, distributions, other Shares or securities or rights), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates for such Shares (and any such other dividends, distributions, other Shares or securities or rights) or transfer ownership of such Shares (and any such other dividends, distributions, other Shares or securities or rights), together, in either such case, with all accompanying evidences of transfer and authenticity to or upon the order of the Fund, upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price, (b) present such Shares (and any such other dividends, distributions, other Shares or securities or rights) for transfer on the books of the Fund, and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares (and any such other dividends, distributions, other Shares or securities or rights), all in accordance with the terms of the Offer.

The undersigned hereby represents and warrants that: (a) the undersigned has full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all dividends, distributions, other Shares or other securities or rights issued or issuable in respect of such Shares on or after the Termination Date); (b) when and to the extent the Fund accepts the Shares for purchase, the Fund will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, proxies, encumbrances or other obligations relating to their sale or transfer, and not subject to any adverse claim; (c) on request, the undersigned will execute and deliver any additional documents deemed by the Depositary or the Fund to be necessary or desirable to complete the sale, assignment and transfer of the tendered Shares (and any and all dividends, distributions, other Shares or securities or rights issued or issuable in respect of such Shares on or after the Termination Date); and (d) the undersigned has read and agreed to all of the terms of the Offer.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Termination Date in accordance with Section 4, "Rights of Withdrawal," of the Fund's Issuer Tender Offer Statement. After the Termination Date, tenders made pursuant to the Fund's Issuer Tender Offer Statement will be irrevocable.

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3

SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS

The undersigned understands that the valid tender of Shares pursuant to any one of the procedures described in Section 3, "Procedure for Tendering Shares," of the Fund's Issuer Tender Offer Statement and in the Instructions hereto will constitute a binding agreement between the undersigned and the Fund upon the terms and subject to the conditions of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Shares tendered hereby, or may accept for purchase fewer than all of the Shares tendered hereby.

Unless otherwise indicated herein under "Special Payment Instructions," please return any certificates for Shares not tendered or accepted for payment (and accompanying documents, as appropriate) in the name(s) of the registered holder(s) appearing under "Description of Shares Tendered." Similarly, unless otherwise indicated under "Special Delivery Instructions," please return any certificates for Shares not tendered or accepted for payment (and accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing under "Description of Shares Tendered." In the event that either the Special Delivery Instructions or the Special Payment Instructions are completed, please return such certificates to the person or persons so indicated. The undersigned recognizes that the Fund has no obligation pursuant to the Special Payment Instructions to transfer any Shares from the name of the registered holder thereof if the Fund does not accept for payment any of the Shares so tendered. The undersigned further recognizes that the Special Payment Instructions and the Special Delivery Instructions are not applicable to Shares tendered by book-entry transfer, nor to uncertificated Shares held by the Fund's transfer agent pursuant to the Fund's dividend reinvestment and cash purchase plan which may be tendered hereby.

SPECIAL PAYMENT INSTRUCTIONS
(See Instructions 5, 6 and 8)
To be completed ONLY if certificates for Shares not tendered or not purchased are to be issued in the name of and sent to someone other than the undersigned.
Issue Certificate to:
Name ________________________________________________
(Please Print)
Address ______________________________________________

_____________________________________________________
(City, State, Zip Code)
Complete Payer Form W-9
_____________________________________________________
(Taxpayer Identification (Social Security) Number)	SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 5, 6 and 8)
To be completed ONLY if certificates for Shares not tendered or not purchased are to be issued in the name of the undersigned, but sent to someone other than the undersigned or to the undersigned at an address other than that shown above.
Mail Certificate to:
Name ________________________________________________
(Please Print)
Address ______________________________________________

_____________________________________________________
(City, State, Zip Code)

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SIGN HERE
(Important: Also complete and Sign the Form W-9 Herein)

_______________________________________________________________________________________

_______________________________________________________________________________________

(Signatures of Stockholder(s))

Dated: _____________________________ , 2014

(This form must be signed by the registered holder(s) exactly as name(s) appear(s) on certificate(s) for the Shares or on a security position listing or by person(s) authorized to become registered holder(s) by certificate(s) and documents transmitted herewith. If signature is by attorney-in-fact, executor, administrator, trustee, guardian, agent, officer of a corporation or another person acting in a fiduciary or representative capacity, please provide the following information. See Instruction 5.)

Name(s) _______________________________________________________________________________

_______________________________________________________________________________________

(Please Print)

Capacity (Full Title) _____________________________________________________________________

Address _______________________________________________________________________________

_______________________________________________________________________________________

City	State	Zip Code

Area Code and Telephone Number __________________________________________________________

Employer Identification or Social Security Number _____________________________________________

GUARANTEE OF SIGNATURE(S)
(See Instructions 1 and 5)

Authorized Signature(s) ___________________________________________________________________

Name __________________________________________________________________________________

_______________________________________________________________________________________

(Please Print)

Name of Firm ___________________________________________________________________________

Address _______________________________________________________________________________

_______________________________________________________________________________________

City	State	Zip Code

Dated: _______________________ , 2014

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INSTRUCTIONS
Forming Part of the Terms and Conditions of the Offer

1.  Guarantee of Signatures. No signature guarantee on this Letter of Transmittal is required (i) if this Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this document, shall include any participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares) tendered herewith, unless such holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" herein, or (ii) if such Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, a commercial bank, credit union, savings association or trust company having an office, branch or agency in the United States, or other entity which is a member in good standing of a stock transfer association's approved medallion program (each being hereinafter referred to as an "Eligible Institution"). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5.

2.  Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures. This Letter of Transmittal is to be used only (a) if certificates are to be forwarded herewith, (b) if uncertificated Shares held by the Fund's transfer agent pursuant to the Fund's dividend reinvestment and cash purchase plan are to be tendered, or (c) if tenders are to be made pursuant to the procedures for delivery by book-entry transfer set forth in Section 3, "Procedure for Tendering Shares," of the Fund's Issuer Tender Offer Statement. Certificates for all physically tendered Shares, or confirmation of a book-entry transfer in the Depositary's account at the Book-Entry Transfer Facility of Shares tendered by book-entry transfer, together, in each case, with a properly completed and duly executed Letter of Transmittal or facsimile thereof with any required signature guarantee and any other documents required by this Letter of Transmittal should be mailed or delivered to the Depositary at the appropriate address set forth herein and must be received by the Depositary prior to 11:59 p.m., New York time, on the Termination Date. Stockholders whose certificates are not immediately available or who cannot deliver Shares and all other required documents to the Depositary prior to 11:59 p.m., New York time, on the Termination Date, or whose Shares cannot be delivered on a timely basis pursuant to the procedures for book-entry transfer prior to the Termination Date, may tender their Shares by or through any Eligible Institution by properly completing and duly executing and delivering a Notice of Guaranteed Delivery (or facsimile thereof), which must be received by the Depositary prior to the Termination Date, and by otherwise complying with the guaranteed delivery procedures set forth in Section 3, "Procedure for Tendering Shares," of the Fund's Issuer Tender Offer Statement. Pursuant to such procedures, the certificates for all physically tendered Shares, or confirmation of book-entry transfer, as the case may be, as well as a properly completed and duly executed Letter of Transmittal and all other documents required by this Letter of Transmittal must be received by the Depositary within three business days after receipt by the Depositary of such Notice of Guaranteed Delivery, all as provided in Section 3, "Procedure for Tendering Shares," of the Fund's Issuer Tender Offer Statement.

THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL, THE CERTIFICATES FOR SHARES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND EXCEPT AS OTHERWISE PROVIDED IN THIS INSTRUCTION 2, THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. THE STOCKHOLDER HAS THE RESPONSIBILITY TO CAUSE THE LETTER OF TRANSMITTAL, CERTIFICATES AND ANY OTHER DOCUMENTS TO BE TIMELY DELIVERED.

No alternative, conditional or contingent tenders will be accepted, except as may be permitted in the Fund's Issuer Tender Offer Statement. All tendering Stockholders, by execution of this Letter of Transmittal (or facsimile thereof), waive any right to receive any notice of the acceptance for payment of Shares.

3.  Inadequate Space. If the space provided is inadequate, the certificate numbers and/or number of Shares should be listed on a separate signed schedule attached hereto.

4.  Partial Tenders and Unpurchased Shares. (Not applicable to Stockholders who tender by book-entry transfer.) If fewer than all the Shares evidenced by any certificate submitted are to be tendered, fill in the number of Shares which are to be tendered in the column entitled "Number of Shares Tendered." All Shares represented by certificates listed and delivered to the Depositary are deemed to have been tendered unless otherwise indicated.

5.  Signatures on Letter of Transmittal; Stock Powers and Endorsements.

(a)  If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond exactly with the name(s) on the face of the certificates.

(b)  If any of the tendered Shares are held of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(c)  If any tendered Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many Letters of Transmittal as there are different registrations of certificates.

(d)  If this Letter of Transmittal is signed by the registered holder(s) of the Shares listed and transmitted hereby, no endorsements of certificates or separate stock powers are required unless payment is to be made, or the certificates for Shares not tendered or purchased are to be issued, to a person other than the registered holder(s), in which case the endorsements or signatures on the stock powers, as the case may be, must be signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates. Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution. See also Instruction 1.

(e)  If this Letter of Transmittal or any certificates or stock powers are signed by trustees, executors, administrators, guardians, agents, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Fund of their authority to so act.

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(f)  If this Letter of Transmittal is signed by a person(s) other than the registered holder(s) of the certificates listed and transmitted hereby, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holder(s) appear on the certificates. Signatures on such certificates of stock powers must be guaranteed by an Eligible Institution. See also Instruction 1.

6.  Stock Transfer Taxes. Except as set forth in this Instruction 6, no stock transfer tax stamps or funds to cover such stamps need accompany this Letter of Transmittal, and the Fund will pay all stock transfer taxes, if any, with respect to the transfer and sale of Shares to it pursuant to the Offer. If, however, payment of the repurchase price is to be made to, or (in the circumstances permitted by the Fund's Issuer Tender Offer Statement) if Shares not tendered or not purchased are to be registered in the name of any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted.

7.  Tender of More Than 3,502,381 Shares. If more than 3,502,381 Shares are duly tendered prior to the expiration of the Offer (and not timely withdrawn), the Fund will purchase Shares from tendering Stockholders, in accordance with the terms and conditions specified in the Offer, on a pro rata basis (disregarding fractions), in accordance with the number of Shares duly tendered by each Stockholder during the period the Offer is open (and not timely withdrawn), unless the Fund determines not to purchase any Shares as described in Section 13 of the Issuer Tender Offer Statement. This tender offer will not have any special pro ration provision for odd-lot tenders, which means that all odd-lot tenders (including Stockholders who own fewer than 100 Shares) are subject to pro ration. Certificates representing Shares tendered but not purchased will be returned promptly following the termination, expiration or withdrawal of the Offer, without further expense to the tendering Stockholder.

8.  Special Payment and Delivery Instructions. If certificates for Shares not tendered or not purchased are to be issued in the name of a person other than the person signing this Letter of Transmittal or if such certificates are to be sent to someone other than the person signing this Letter of Transmittal or to the person signing this Letter of Transmittal at an address other than that shown above, the boxes captioned "Special Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed.

9.  Irregularities. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Fund, in its sole discretion, which determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders of any particular Shares (i) determined by it not to be in proper form or (ii) the acceptance of or payment for which may, in the opinion of the Fund's counsel, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer, in whole or in part, or any defect or irregularity in tender of any particular Shares or Stockholder, and the Fund's interpretations of the terms and conditions of the Offer (including these instructions) shall be final and binding. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Fund, the Depositary, Georgeson (the "Information Agent") or any other person shall be obligated to give notice of defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice. Unless waived, any defects or irregularities must be cured within such time as the Fund shall determine.

10.   Requests for Assistance and Additional Copies. Requests for assistance should be directed to, and additional copies of the Fund's Issuer Tender Offer Statement, the Notice of Guaranteed Delivery and this Letter of Transmittal may be obtained from, the Information Agent at the address set forth at the end of this Letter of Transmittal, or from your broker, dealer, commercial bank, trust company, or other nominee. The Information Agent will also provide Stockholders, upon request, with a Certificate of Foreign Status (Form W-8BEN).

11.  Backup Withholding. Each Stockholder that desires to participate in the Offer must, unless an exemption applies, provide the Depositary with the Stockholder's taxpayer identification number on the Form W-9 set forth in this Letter of Transmittal, with the required certifications being made under penalties of perjury. If the Stockholder is an individual, the taxpayer identification number is his or her social security number. If the Depositary is not provided with the correct taxpayer identification number, the Stockholder may be subject to a $100 penalty imposed by the Internal Revenue Service ("IRS") in addition to being subject to backup withholding.

If backup withholding applies, the Depositary is required to withhold 28% of any payment made to the Stockholder with respect to Shares purchased pursuant to the Offer. Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding may result in an overpayment of taxes for which a refund may be obtained by the Stockholder from the IRS.

Certain Stockholders (including, among others, most corporations and certain foreign persons) are exempt from backup withholding requirements. To qualify as an exempt recipient on the basis of foreign status, a Stockholder must submit a properly executed Certificate of Foreign Status (Form W-8BEN), signed under penalties of perjury, attesting to that person's exempt status. Generally, a foreign person will be able to avoid backup withholding with respect to payments that are considered made in exchange for tendered Shares only if such person (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Somewhat different requirements apply in the case of foreign persons covered by tax treaties.

A STOCKHOLDER SHOULD CONSULT HIS OR HER TAX ADVISER AS TO HIS OR HER QUALIFICATION FOR EXEMPTION FROM THE BACKUP WITHHOLDING REQUIREMENTS AND THE PROCEDURE FOR OBTAINING AN EXEMPTION.

Stockholders are required to give the Depositary the taxpayer identification number of the record owner of the Shares. If the Shares are registered in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.

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12.  U.S. Tax Withholding. The Fund may withhold 30% of the proceeds otherwise payable to a foreign Stockholder. A foreign Stockholder may be eligible to obtain a refund from the Internal Revenue Service of all or a portion of any tax withheld if such Stockholder satisfies certain requirements or is otherwise able to establish that no tax or a reduced amount of tax is due. Foreign Stockholders are urged to consult their own tax advisors regarding the application of federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

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Form W-9 (Rev. August 2013) Request for Taxpayer Identification Number and Certification Department of the Treasury Internal Revenue Service Give Form to the requester. Do not send to the IRS. Print or type See Specific Instructions on page 2. Name (as shown on your income tax return) Business name/disregarded entity name, if different from above Check appropriate box for federal tax classification: Individual/sole proprietor C Corporation S Corporation Partnership Trust/estate Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) . Other (see instructions) . Exemptions (see instructions): Exempt payee code (if any) Exemption from FATCA reporting code (if any) Address (number, street, and apt. or suite no.) City, state, and ZIP code Requester’s name and address (optional) List account number(s) here (optional) Part I Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. The TIN provided must match the name given on the “Name” line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3. Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter. Social security number – – Employer identification number – Part II Certification Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and 2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and 3. I am a U.S. citizen or other U.S. person (defined below), and 4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct. Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3. Sign Here Signature of U.S. person . Date . General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Future developments. The IRS has created a page on IRS.gov for information about Form W-9, at www.irs.gov/w9. Information about any future developments affecting Form W-9 (such as legislation enacted after we release it) will be posted on that page. Purpose of Form A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, payments made to you in settlement of payment card and third party network transactions, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA. Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued), 2. Certify that you are not subject to backup withholding, or 3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income, and 4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien, • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, • An estate (other than a foreign estate), or • A domestic trust (as defined in Regulations section 301.7701-7). Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income. Cat. No. 10231X Form W-9 (Rev. 8-2013)

Form W-9 (Rev. 8-2013) Page 2 In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States: • In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity, • In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust, and • In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items: 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester, 2. You do not certify your TIN when required (see the Part II instructions on page 3 for details), 3. The IRS tells the requester that you furnished an incorrect TIN, 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding. See Exempt payee code on page 3 and the separate Instructions for the Requester of Form W-9 for more information. Also see Special rules for partnerships on page 1. What is FATCA reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code on page 3 and the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty. Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Name If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name. If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form. Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name/disregarded entity name” line. Partnership, C Corporation, or S Corporation. Enter the entity's name on the “Name” line and any business, trade, or “doing business as (DBA) name” on the “Business name/disregarded entity name” line. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulation section 301.7701-2(c)(2)(iii). Enter the owner's name on the “Name” line. The name of the entity entered on the “Name” line should never be a disregarded entity. The name on the “Name” line must be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on the “Name” line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on the “Business name/disregarded entity name” line. If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN. Note. Check the appropriate box for the U.S. federal tax classification of the person whose name is entered on the “Name” line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate). Limited Liability Company (LLC). If the person identified on the “Name” line is an LLC, check the “Limited liability company” box only and enter the appropriate code for the U.S. federal tax classification in the space provided. If you are an LLC that is treated as a partnership for U.S. federal tax purposes, enter “P” for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter “C” for C corporation or “S” for S corporation, as appropriate. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the “Name” line) is another LLC that is not disregarded for U.S. federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the “Name” line. Other entities. Enter your business name as shown on required U.S. federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name/disregarded entity name” line. Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the Exemptions box, any code(s) that may apply to you. See Exempt payee code and Exemption from FATCA reporting code on page 3.

Form W-9 (Rev. 8-2013) Page 3 Exempt payee code. Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions. Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding. The following codes identify payees that are exempt from backup withholding: 1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2) 2—The United States or any of its agencies or instrumentalities 3—A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities 4—A foreign government or any of its political subdivisions, agencies, or instrumentalities 5—A corporation 6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States 7—A futures commission merchant registered with the Commodity Futures Trading Commission 8—A real estate investment trust 9—An entity registered at all times during the tax year under the Investment Company Act of 1940 10—A common trust fund operated by a bank under section 584(a) 11—A financial institution 12—A middleman known in the investment community as a nominee or custodian 13—A trust exempt from tax under section 664 or described in section 4947 The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13. IF the payment is for . . . THEN the payment is exempt for . . . Interest and dividend payments All exempt payees except for 7 Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. Barter exchange transactions and patronage dividends Exempt payees 1 through 4 Payments over $600 required to be reported and direct sales over $5,0001 Generally, exempt payees 1 through 52 Payments made in settlement of payment card or third party network transactions Exempt payees 1 through 4 1 See Form 1099-MISC, Miscellaneous Income, and its instructions. 2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency. Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37) B—The United States or any of its agencies or instrumentalities C—A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Reg. section 1.1472-1(c)(1)(i) E—A corporation that is a member of the same expanded affiliated group as a corporation described in Reg. section 1.1472-1(c)(1)(i) F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state G—A real estate investment trust H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940 I—A common trust fund as defined in section 584(a) J—A bank as defined in section 581 K—A broker L—A trust exempt from tax under section 664 or described in section 4947(a)(1) M—A tax exempt trust under a section 403(b) plan or section 457(g) plan Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN. If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on page 2), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note. See the chart on page 4 for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800- TAX-FORM (1-800-829-3676). If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8. Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the “Name” line must sign. Exempt payees, see Exempt payee code earlier. Signature requirements. Complete the certification as indicated in items 1 through 5 below. 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification. 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification. 4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

Form W-9 (Rev. 8-2013) Page 4 What Name and Number To Give the Requester For this type of account: Give name and SSN of: 1. Individual The individual 2. Two or more individuals (joint account) The actual owner of the account or, if combined funds, the first individual on the account 1 3. Custodian account of a minor (Uniform Gift to Minors Act) The minor 2 4. a. The usual revocable savings trust (grantor is also trustee) b. So-called trust account that is not a legal or valid trust under state law The grantor-trustee 1 The actual owner 1 5. Sole proprietorship or disregarded entity owned by an individual The owner 3 6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A)) The grantor* For this type of account: Give name and EIN of: 7. Disregarded entity not owned by an individual The owner 8. A valid trust, estate, or pension trust Legal entity 4 9. Corporation or LLC electing corporate status on Form 8832 or Form 2553 The corporation 10. Association, club, religious, charitable, educational, or other tax-exempt organization The organization 11. Partnership or multi-member LLC The partnership 12. A broker or registered nominee The broker or nominee 13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments The public entity 14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B)) The trust 1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished. 2 Circle the minor’s name and furnish the minor’s SSN. 3 You must show your individual name and you may also enter your business or “DBA” name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. 4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1. *Note. Grantor also must provide a Form W-9 to trustee of trust. Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records from Identity Theft Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund. To reduce your risk: • Protect your SSN, • Ensure your employer is protecting your SSN, and • Be careful when choosing a tax preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter. If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039. For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance. Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft. The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877- IDTHEFT (1-877-438-4338). Visit IRS.gov to learn more about identity theft and how to reduce your risk. Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

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IMPORTANT: This Letter of Transmittal or a manually signed facsimile thereof (together with certificates for Shares and all other required documents) or the Notice of Guaranteed Delivery must be received by the Depositary prior to 11:59 p.m., New York time, on April 2, 2014, at the appropriate address set forth below:

The Depositary:

By First Class Mail:

Computershare
c/o Voluntary Corporate Actions
P.O. Box 43011
Providence, RI 02940-3011

By Overnight Courier:

Computershare
c/o Voluntary Corporate Actions
250 Royall Street Suite V
Canton, MA 02021

By Facsimile Transmission:

For Eligible Institutions only

617-360-6810

Confirm by Telephone: 781-575-2332

Any questions or requests for assistance or additional copies of this Letter of Transmittal, the Fund's Issuer Tender Offer Statement, the Notice of Guaranteed Delivery and other accompanying materials may be directed to the Information Agent at its telephone number and location listed below. Stockholders may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Blvd. – 26th Floor

Jersey City, NJ 07310

All Holders Call Toll Free: (888)-654-1722

Corp_Action_Voluntary_APF

Exhibit 99.(a)(1)(iii)

NOTICE OF GUARANTEED DELIVERY
FOR
TENDER OF SHARES OF COMMON STOCK OF

MORGAN STANLEY ASIA-PACIFIC FUND, INC.

This form, or one substantially equivalent hereto, must be used to accept the Offer (as defined below) if a stockholder's certificates for shares of common stock, par value $0.01 per share (the "Shares") of Morgan Stanley Asia-Pacific Fund, Inc., are not immediately available or time will not permit the Letter of Transmittal and other required documents to be delivered to the Depositary on or before 11:59 p.m., New York time, April 2, 2014, or such later date to which the Offer is extended (the "Termination Date"). Such form may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary, and must be received by the Depositary on or before the Termination Date. See Section 3, "Procedure for Tendering Shares," of the Fund's Issuer Tender Offer Statement.

The Depositary:

By First Class Mail:
Computershare
c/o Voluntary Corporate Actions
P.O. Box 43011
Providence, RI 02940-3011

By Overnight Courier:
Computershare
c/o Voluntary Corporate Actions
250 Royall Street Suite V
Canton, MA 02021

By Facsimile Transmission:

For Eligible Institutions only

617-360-6810

Confirm by Telephone: 781-575-2332

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH
ABOVE OR TRANSMISSION VIA FACSIMILE NUMBER OTHER THAN THE ONE LISTED
ABOVE DOES NOT CONSTITUTE A VALID DELIVERY

Ladies and Gentlemen:

The undersigned hereby tenders to Morgan Stanley Asia-Pacific Fund, Inc. (the "Fund"), upon the terms and subject to the conditions set forth in its Issuer Tender Offer Statement, dated March 6, 2014 and the related Letter of Transmittal (which together constitute the "Offer"), receipt of which is hereby acknowledged, the number of Shares set forth on the reverse side pursuant to the guaranteed delivery procedures set forth in Section 3, "Procedure for Tendering Shares," of the Fund's Issuer Tender Offer Statement.

Corp_Action_Voluntary_APF

Number of Shares Tendered: _______________________________________________________________

Certificate Nos. (if available):

_______________________________________________________________________________________

_______________________________________________________________________________________

If Shares will be tendered by book-entry transfer, check box:

☐      The Depository Trust Company

Account Number:

_______________________________________________________________________________________

Name(s) of Record Holder(s):

_______________________________________________________________________________________

_______________________________________________________________________________________

Address:

_______________________________________________________________________________________

_______________________________________________________________________________________

Area Code and Telephone Number:

_______________________________________________________________________________________

_______________________________________________________________________________________

Taxpayer Identification (Social Security) Number:

_______________________________________________________________________________________

The undersigned also tenders all uncertificated Shares that may be held in the name of the registered holder(s) by the Fund's transfer agent pursuant to the Fund's Dividend Reinvestment and Cash Purchase Plan:

☐      Yes       ☐      No

(Note: If neither of these boxes is checked, any such uncertificated Shares will not be tendered.)

Dated: _________________ , 2014	______________________________________________
______________________________________________
Signature(s)

Corp_Action_Voluntary_APF

2

GUARANTEE

The undersigned, a member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, or a commercial bank or trust company having an office, branch, or agency in the United States, hereby (a) guarantees to deliver to the Depositary certificates representing the Shares tendered hereby, in proper form for transfer (or tender Shares pursuant to the procedure for book-entry transfer) into the Depositary's account at The Depository Trust Company, together with (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and (ii) other required documents, within three business days after the Termination Date of the Offer, and (b) represents that such tender of Shares complies with Rule 14e-4 under the Securities Exchange Act of 1934, as amended.

Name of Firm: _______________________________	____________________________________________
(Authorized Signature)
Address: ____________________________________	Name: ______________________________________
(Please Print)
____________________________________________	Title: _______________________________________
City State Zip Code
Area Code and Tel. No. _________________________	Dated: ________________________________ , 2014

DO NOT SEND SHARE CERTIFICATES WITH THIS FORM. YOUR SHARE
CERTIFICATES MUST BE SENT WITH THE LETTER OF TRANSMITTAL.

Corp_Action_Voluntary_APF

3

Exhibit 99.(a)(1)(iv)

Offer by

MORGAN STANLEY ASIA-PACIFIC FUND, INC.

To Purchase for Cash
up to 20% of the Fund's Outstanding
Shares of Common Stock

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M.,
NEW YORK TIME, ON APRIL 2, 2014 ("TERMINATION DATE")

THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED, BUT IS SUBJECT TO OTHER CONDITIONS AS OUTLINED IN THE FUND'S ISSUER TENDER OFFER STATEMENT AND IN THE LETTER OF TRANSMITTAL.

March 6, 2014

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We are enclosing herewith the material listed below relating to the offer of Morgan Stanley Asia-Pacific Fund, Inc., a Maryland corporation registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company (the "Fund"), to purchase up to 20% of the Fund's outstanding shares of common stock, par value $0.01 per share (the "Shares"), upon the terms and conditions set forth in its Issuer Tender Offer Statement dated March 6, 2014 and in the related Letter of Transmittal (which together constitute the "Offer"). The price to be paid for the Shares is an amount per Share, net to the seller in cash, equal to 98.5% of the net asset value per Share as determined by the Fund at the close of regular trading on the New York Stock Exchange on April 3, 2014, or the business day following such later date to which the Offer is extended.

We are asking you to contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible. No fees or commission will be payable to the Fund in connection with the Offer. However, brokers, dealers or other persons may charge Stockholders a fee for soliciting tenders for Shares pursuant to the Offer. The Fund will also, upon request, reimburse you for reasonable and customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Fund will pay all transfer taxes on its purchase of Shares, subject to Instruction 6, "Stock Transfer Taxes," of the Letter of Transmittal. However, backup withholding at a 28% rate may be required unless either an exemption is proved or the required taxpayer identification information and certifications are provided. See Section 8, "Federal Income Tax Consequences of the Offer," of the Issuer Tender Offer Statement and Instruction 11, "Backup Withholding," of the Letter of Transmittal.

For your information and for forwarding to your clients, we are enclosing the following documents:

1.  A letter to Stockholders of the Fund from John H. Gernon, President and Principal Executive Officer of the Fund;

2.  The Issuer Tender Offer Statement dated March 6, 2014;

3.  The Letter of Transmittal for your use and to be provided to your clients;

4.  Notice of Guaranteed Delivery;

5.  Form of letter to clients that may be sent to your clients for whose accounts you hold Shares registered in your name (or in the name of your nominee); and

6.  Return envelope addressed to Computershare (the "Depositary").

The Offer is not being made to, nor will the Fund accept tenders from, holders of Shares in any State or other jurisdiction in which the Offer would not be in compliance with the securities or Blue Sky laws of such jurisdiction.

As described in the Fund's Issuer Tender Offer Statement under Section 3, "Procedure for Tendering Shares," tenders may be made without the concurrent deposit of stock certificates if (1) such tenders are made by or through a broker or dealer that is a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority or a commercial bank or trust company having an office, branch, or agency in the United States; and (2) certificates for Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility (as defined in the Letter of Transmittal)), together with a properly completed and duly executed Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Depositary within three business days after receipt by the Depositary of a properly completed and duly executed Notice of Guaranteed Delivery.

As noted in the Offer, this tender offer will not have any special pro ration provision for odd-lot tenders, which means that all odd-lot tenders (including Stockholders who own fewer than 100 Shares) are subject to pro ration.

Neither the Fund nor its Board of Directors makes any recommendation to any Stockholder as to whether to tender any Shares.

For additional information or copies of the enclosed material, please contact Georgeson (the "Information Agent") at 888-654-1722.

Very truly yours,

John H. Gernon
President and Principal Executive Officer

MORGAN STANLEY ASIA-PACIFIC FUND, INC.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF MORGAN STANLEY ASIA-PACIFIC FUND, INC., THE INFORMATION AGENT, OR THE DEPOSITARY OR AUTHORIZES YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS OR USE ANY MATERIAL ON THEIR BEHALF WITH RESPECT TO THE OFFER, OTHER THAN THE MATERIAL ENCLOSED HEREWITH AND THE STATEMENTS SPECIFICALLY SET FORTH IN SUCH MATERIAL.

2

Exhibit 99.(a)(1)(v)

Offer by

MORGAN STANLEY ASIA-PACIFIC FUND, INC.

To Purchase for Cash
up to 20% of the Fund's Outstanding Shares of
Common Stock

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M.,
NEW YORK TIME, ON APRIL 2, 2014 ("TERMINATION DATE")

THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED, BUT IS SUBJECT TO OTHER CONDITIONS AS OUTLINED IN THE ISSUER TENDER OFFER STATEMENT AND IN THE LETTER OF TRANSMITTAL.

March 6, 2014

To Our Clients:

Enclosed for your consideration is the Issuer Tender Offer Statement, dated March 6, 2014, of Morgan Stanley Asia-Pacific Fund, Inc., a Maryland corporation registered under the Investment Company Act of 1940, as amended, as a closed-end, diversified management investment company (the "Fund"), and a related Letter of Transmittal (which together constitute the "Offer"), pursuant to which the Fund is offering to purchase up to 20% of the Fund's outstanding shares of common stock, par value $0.01 per share (the "Shares"), upon the terms and conditions set forth in the Offer.

The Issuer Tender Offer Statement and the Letter of Transmittal are being forwarded to you for your information only and cannot be used by you to tender Shares held by us for your account. We are the holder of record of Shares held for your account. A tender of such Shares can be made only by us as the holder of record and only pursuant to your instructions.

Your attention is called to the following:

(1)  The purchase price to be paid for the Shares is an amount per Share, net to the seller in cash, equal to 98.5% of the net asset value per Share as determined by the Fund at the close of regular trading on the New York Stock Exchange on April 3, 2014, or the business day following such later date to which the Offer is extended. The current net asset value of the Fund is calculated daily and may be obtained by calling Georgeson, the Fund's Information Agent, toll free at 888-654-1722 or by calling the Fund toll free at 800-231-2608.

(2)  The Offer is not conditioned upon any minimum number of Shares being tendered.

(3)  Upon the terms and subject to the conditions of the Offer, the Fund will purchase all Shares validly tendered on or prior to 11:59 p.m., New York time, on April 2, 2014, or such later date to which the Offer is extended (the "Termination Date").

(4)  No fees or commission will be payable to the Fund in connection with the tender offer. However, tendering Stockholders may be obligated to pay brokerage commissions or, subject to Instruction 6, "Stock Transfer Taxes," of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Fund pursuant to the Offer.

(5)  Your instructions to us should be forwarded in ample time before the Termination Date to permit us to submit a tender on your behalf.

An envelope to return your instructions to us is enclosed. YOUR INSTRUCTIONS TO US SHOULD BE FORWARDED AS PROMPTLY AS POSSIBLE IN ORDER TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE OFFER.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with applicable law.

Neither the Fund nor its Board of Directors is making any recommendation to any Stockholder whether to tender or refrain from tendering Shares in the Offer. Each Stockholder is urged to read and evaluate the Offer and accompanying materials carefully.

INSTRUCTIONS

The undersigned acknowledge(s) receipt of your letter, and the enclosed Offer, dated March 6, 2014, relating to the offer by the Fund to purchase up to 20% of the Fund's outstanding Shares.

This will instruct you to tender to the Fund the number of Shares indicated below (which are held by you for the account of the undersigned), upon the terms and subject to the conditions set forth in the Offer that you have furnished to the undersigned.

AGGREGATE NUMBER OF SHARES TO BE TENDERED:

__________ Shares

ENTER NUMBER OF SHARES TO BE TENDERED.

2

Exhibit 99.(a)(1)(vi)

Morgan Stanley Asia-Pacific Fund, Inc.

c/o Morgan Stanley Investment Management Inc.
522 Fifth Avenue
New York, New York 10036

Dear Stockholder:

At a meeting held on February 26-27, 2014, the Board of Directors (the "Board") of Morgan Stanley Asia-Pacific Fund, Inc. (the "Fund") voted in favor of a proposal to conduct a tender offer. The tender offer will be for up to 20% of the Fund's outstanding shares of common stock, par value $0.01 per share (the "Shares") for cash at a price equal to 98.5% of its net asset value per share ("NAV"). Accordingly, the Fund is hereby commencing an offer to purchase up to 20% of the Fund's outstanding Shares for cash at a price equal to 98.5% of the Fund's NAV as of the close of regular trading on the New York Stock Exchange ("NYSE") on April 3, 2014 or the business day following such later date to which the Offer is extended, upon the terms and conditions set forth in the enclosed Issuer Tender Offer Statement and the related Letter of Transmittal (which together constitute the "Offer").

The Offer is intended to provide tendering Stockholders with a monetary benefit to the extent that the tender price is above the trading price of the Fund's Shares. The deadline for participating in the Offer is 11:59 p.m., New York time, April 2, 2014, or such later date to which the Offer is extended (the "Termination Date"). The pricing date for the Offer is the close of regular trading on the NYSE on April 3, 2014, unless the Offer is extended (the "Pricing Date"). Should the Offer be extended, the Pricing Date will be at the close of regular trading on the NYSE on the business day following the Termination Date, as extended. Stockholders who choose to participate in the Offer can expect to receive payment for Shares tendered and accepted on or about April 10, 2014, unless the Offer is extended (the "Payment Date").

If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisers and make their own decisions whether to tender any Shares.

As of February 28, 2014, the Fund's NAV was $18.26 and 17,511,909 Shares were issued and outstanding. The Fund's NAV during the pendency of this Offer may be obtained by contacting Georgeson, the Fund's Information Agent, toll free at 888-654-1722.

Neither the Fund nor its Board is making any recommendation to any Stockholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of this Offer and related material should be directed to Georgeson, the Fund's Information Agent, at 888-654-1722.

Very truly yours,

John H. Gernon
President and Principal Executive Officer

March 6, 2014